Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES RELEASE DATE FOR 2009
UNAUDITED FOURTH QUARTER RESULTS

Vancouver, British Columbia – February 2, 2010 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited 2009 fourth quarter results will be released on Monday, February 15, 2010 before market opens.  A conference call and live audio webcast to discuss the results will be held that same day at 1:00 pm ET (10:00 am PT).

Q4 2009 Results Conference Call and Webcast Information

Date:	Monday, February 15, 2010
Time:	1:00 pm Eastern Time – 10:00 am Pacific Time

Conference Call Dial-In Numbers
North America and International access number:	1-604-638-5340

Audio Webcast
A live audio webcast can be accessed at:
https://services.choruscall.com/links/pan100215.html

Conference Call Replay Numbers
North America and International toll number:	1-800-319-6413
Outside Canada & USA Call:	1-604-638-9010
Code (followed by the # sign):	6218

        Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has eight silver mining operations in Mexico, Peru, Argentina and Bolivia.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147